UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65488

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FPCG, LLC d/b/a FocusPoint Private Capital Group

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

712 FIFTH AVENUE, 8TH FLOOR, SUITE 008A
(No. and Street)

(City)	(State)	(Zip Code)
		10019

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Szep — 212-887-1207 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLC
(Name – *if individual, state last, first, middle name*)

(Address)	(City)	(State)	(Zip Code)
290 W. Mt. Pleasant Avenue, Ste 3310	Livingston	NJ	07039

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Conrod _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
FPCG, LLC d/b/a FocusPoint Private Capital Group _____, as

of December 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

No exceptions



_____
Signature

CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FPCG, LLC
(d/b/a FocusPoint Private Capital Group)

Statement of Financial Condition
December 31, 2020

FPCG, LLC (d/b/a FocusPoint Private Capital Group)
Index
December 31, 2020


CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
FPCG, LLC (d/b/a FocusPoint Private Capital Group)

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FPCG, LLC (d/b/a FocusPoint Private Capital Group) as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of FPCG, LLC (d/b/a FocusPoint Private Capital Group) as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of FPCG, LLC (d/b/a FocusPoint Private Capital Group)'s management. Our responsibility is to express an opinion on FPCG, LLC (d/b/a FocusPoint Private Capital Group)'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to FPCG, LLC (d/b/a FocusPoint Private Capital Group) in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as FPCG, LLC (d/b/a FocusPoint Private Capital Group)'s auditor since 2014.
Livingston, New Jersey
March 30, 2021

CITRIN COOPERMAN & COMPANY, LLP
290 W. MT. PLEASANT AVENUE LIVINGSTON, NJ 07039 | TEL 973.218.0500 | FAX 973.218.7160 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

FPCG, LLC (d/b/a FocusPoint Private Capital Group)
Statement of Financial Condition
December 31, 2020

Assets		
Cash and cash equivalents	$	1,006,061
Fee receivable, net		4,593,528
Certificate of deposit		135,460
Prepaid expense and other assets		157,921
Investments, at fair value		5,528
Due from parent		1,783
Right of use asset		1,557,634
Total assets	$	7,457,915
Liabilities and Member's Equity		
Liabilities		
Lease liability	$	1,607,490
Accounts payable and other		136,863
Payroll protection program loan		211,771
Accrued commissions payable		1,337,622
Total liabilities		3,293,746
Member's equity		4,164,169
Total liabilities and member's equity	$	7,457,915

See accompanying notes to financial statement.

1. Organization

FPCG, LLC (d/b/a FocusPoint Private Capital Group) (the "Company") was formed for the purpose of providing services on behalf of clients for the purchase and/or sale of securities in private placements. The Company is a limited liability company established in the state of Washington on April 16, 2002. On November 8, 2002, the Financial Industry Regulatory Authority, Inc. ("FINRA") approved the registration of the Company. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company is a wholly-owned subsidiary of LANDC Investment LLC ("LANDC" or the "Parent".) The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company's financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of a financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fee Receivable
Fee receivable is stated at its net realizable value, which represents the account balance less an allowance for balances not fully collectible. The Company's policy for providing an allowance for credit losses on its Fee Receivable is based on management's best estimate of amounts that will be uncollectible primarily based on the Company's historical experience of collections with its clients and other events that may affect the net realizable value of receivables. The Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. After reasonable collection efforts are made and management has determined the amounts are unlikely to be collected, the outstanding balances are written off through a charge to the valuation allowance and a credit to accounts receivable. The Company recorded $11,357 in bad debt expense in 2020.

Credit Losses
Effective January 1, 2020, the Company adopted Accounting Standards Codification ("ASC") Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase.

The Company identified fees receivable carried at amortized cost as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening retained earnings as of the beginning of the first reporting period effective. The Company believes there is no impact to opening member's equity upon adoption of ASC 326.

2.   Summary of Significant Accounting Policies (Continued)

Credit Losses (Continued)

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The allowance for credit losses was approximately $236,000 at December 31, 2020, and is included in fees receivable, net on the statement of financial condition.

Valuation of Investments and Valuation Processes

The Company holds investments, which are stated at fair value in the financial statement in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 820, *Fair Value Measurement*. This guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about the fair value measurements.

To increase consistency and comparability in fair value measurements and related disclosures, the Company utilizes the fair value hierarchy required by FASB ASC 820, which prioritized the inputs to valuation techniques used to measure fair value into three broad levels.

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Valuations based on inputs, other than quoted prices included in Level 1 that are observable either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Fixed Assets

Furniture and equipment are recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over estimated useful lives of three to five years. Leasehold improvements are recorded at cost, net of accumulated amortization, which is calculated on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease.

Leases

The Company determines if an arrangement is a lease at inception of the arrangement. To the extent an arrangement represents a lease, the Company classifies that lease as either an operating lease or a finance lease. The Company capitalizes leases on its statement of financial condition by recording a right-of-use asset ("ROU asset") and a corresponding right-of-use lease liability. ROU assets represent the Company's right to use an underlying asset for the lease term and ROU lease liabilities represent its obligation to make lease payments arising from the lease.

ROU assets and liabilities are recognized at the commencement date of an arrangement based on the present value of lease payments over the lease term. Lease expense for the Company's operating lease payments is recognized on a straight-line basis over the lease term.

See Note 5 for a summary of the Company's rental commitments under operating leases as of December 31, 2020, and related disclosures.

2.   Summary of Significant Accounting Policies (Continued)

Income Taxes
The Company is a limited liability company and is treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") and state tax laws provide that any income or loss is passed through to the Parent for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company's assets, liabilities, and items of income, deduction and credit are combined with and included in the income tax returns of the Parent. The Parent is subject to the New York City unincorporated business tax. In accordance with the intercompany tax policy, the Company pays to or receives from the Parent amounts equivalent to the New York City tax charges based on separate company taxable income or loss. The Company's allocable share of the Parent's tax provision for the New York City unincorporated business tax is included in the accompanying statement of operations.

At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. As of December 31, 2020, the tax years that remain subject to examination by the federal, state, local and foreign tax jurisdictions under statute of limitations are 2017 and forward (with limited exceptions).

Foreign Currency Translation
Foreign currency transaction gains and losses, primarily from transactions denominated in currencies other than the functional currency, are included in the accompanying statement of operations.

Revenue Recognition
Advisory and placement fees are recorded when earned, which is generally at the time a transaction is completed, unless a contractual arrangement provides for a fee in the absence of closing. Reimbursable expenses allowed under the terms of advisory service agreements are included in "Prepaid expense and other assets" in the accompanying statement of financial condition.

Revenue from Contracts with Customers
Revenue from contracts with customers primarily is comprised of placement fees from the sale of private funds. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied to uncertain future events. The Company enters into arrangements with investment managers to distribute private investment funds managed by such firms. The Company generally receives fees paid over time as percentage of capital raised or of the management fees and carried interest distributed to the investment manager, in all cases with respect to investments sold by the Company. The Company believes that its performance obligation is the subscription by investors into these funds and, as such, its obligation is fulfilled upon acceptance of capital or capital commitments by Private Equity Funds, Hedge Funds or registered funds. Any fixed amounts, such as placement fees calculated with respect to the value of committed capital, are recognized at the applicable fund's closing. Any variable amounts are recognized to the extent that it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the fund at future investment points in time as well as the length the investor remains in the fund, or, in certain cases, the duration of the fund (all of which are

2.   Summary of Significant Accounting Policies (Continued)

Revenue from Contracts with Customers (Continued)

highly susceptible to factors outside the Company's influence), the Company does not believe that it can overcome this constraint until the market value of the fund, the investors activities and, in certain cases, the duration of the fund are known. Such uncertainties are generally resolved on a quarterly basis for management fees and an annual basis for carried interest all in arrears. Accordingly, in such instances, placement fees are recognized in the current period and are related to performance obligations that have been satisfied in prior periods.

Costs to Obtain or Fulfill A Contract with a Customer

The Company generally does not incur costs to obtain contracts with customers other than commission expense. The Company incurs commission expense to fulfill contracts with its customers. Commission expense represents commissions that the Company is obligated to pay to broker/dealers and certain non-employee registered representatives pursuant to contractual agreements. Commissions for registered representatives who are employed by the Company are included in the accompanying statement of operations as "Compensation and benefits." Commissions are generally paid on a similar basis to the related placement fees received by the Company. The Company records expense and a liability for the costs to fulfill such contracts on a similar basis as it records the related revenue and asset such that the timing of recording the expense and liability match that of the revenue and asset.

Paycheck Protection Program Loan

During April 2020, the Company applied for and received an unsecured loan (the "PPP Loan") in the amount of approximately $210,000 made to the Company pursuant to the Paycheck Protection Program (the "PPP") under the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), which was enacted March 27, 2020. The PPP Loan may be forgiven, in part or in whole, subject to certain conditions as stipulated under the PPP. The PPP Loan is being administered by First Republic Bank and bears interest at a rate of 1.0% per annum.

The Company applied for full forgiveness of the PPP Loan on March 15, 2021. However, there can be no assurance given that the Company will obtain forgiveness of the PPP Loan in whole or in part. In order to apply for the PPP Loan, the Company certified that, among other things, the current economic uncertainty made the PPP Loan request necessary to support its ongoing operations. In addition, PPP loans under the CARES Act may be subject to certain rules, regulations and procedures applicable to the Small Business Administration's ("SBA") Loan Program, which includes PPP loans under the CARES Act. The interpretation and applicability of these rules, regulations and procedures are unclear, as some of them have not been referenced in the CARES Act itself or in the guidance and interpretations issued by the SBA to date. If it is determined that the Company was not eligible to receive the PPP Loan, or that the Company has not adequately complied with the rules, regulations and procedures applicable to the SBA's Loan Program, the Company could be subject to penalties and could be required to repay the PPP Loan in its entirety.

As of December 31, 2020, the PPP Loan amounted to approximately $212,000.

3.   Fair Value Measurements

The Company's assets recorded at fair value have been categorized based upon the fair value hierarchy in accordance with US GAAP. See Note 2 for a discussion of the Company's policies regarding this hierarchy.

3. Fair Value Measurements (Continued)

The following table presents information about the Company's assets measured at fair value as of December 31, 2020:

	Level 1	Level 2	Level 3	Total
Common stock in public entity	$ 5,528	$ -	$ -	$ 5,528

At December 31, 2020, Level 1 securities are quoted using active markets.

4. Concentrations

The Company maintains its cash in bank and financial institution deposits that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2020.

The Company transacts business with a limited number of parties. Three customers accounted for 69% of total revenues at December 31, 2020. Fee receivable from these customers totaled approximately $3,013,000 at December 31, 2020.

5. Commitments and Contingencies

Leases

The Company has obligations as a lessee for office space, with initial noncancellable terms in excess of one year. The Company classified these leases as operating leases. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants.

The components of lease cost for the year ended December 31, 2020, are as follows:

Operating lease cost	$ 423,256

Amounts reported in statement of financial condition as of December 31, 2020, were as follows:

Operating leases:	
Operating lease ROU assets	$ 1,557,634
Operating lease liabilities	$ 1,607,490
(computed using a weighted average discount rate of 5%)	

5. **Commitments and Contingencies (Continued)**

   Leases (Continued)
   Maturities of lease liabilities under noncancellable operating leases as of December 31, 2020, are as follows:

2021	$	406,380
2022		406,380
2023		406,380
2024		406,380
2025		169,325
Total undiscounted lease payments		1,794,845
Less imputed interest		(187,355)
Total lease liabilities	$	1,607,490

   Letter of Credit
   The Company has deposited with its Sublandlord a one-year letter of credit in the amount of $135,460 with automatic annual renewals as security for the Company's leased office space in New York. The letter of credit can be drawn by the lessor in the event the Company defaults in making its monthly rent payments. The letter of credit is secured by an 18 month certificate of deposit amounting to $135,460 which is reflected as Certificate of Deposit on the statement of financial condition.

   Legal
   The Company from time to time is involved in claims and legal actions arising in the ordinary course of business. Management does not expect that the outcome of any such claims or actions will have a material effect on the Company's operations or financial condition.

   The Company has been named as a defendant in a case alleging discriminatory conduct with compensatory damages in an amount to be determined at trial for lost wages, salary, commissions, and employment benefits, amongst other claims. In May of 2020, the court granted the defendants a motion for summary judgement and closed the case. On September 6, 2019, a client of the Company filed a complaint alleging a claim of breach of contract and three claims in the alternative. The claims seek damages in the amount of $218,066 in monetary damages with interest and costs. The Company filed a motion to dismiss and was successful in the three claims in the alternative but was denied dismissal of the breach of contract. The Company cannot accurately predict the likelihood of a favorable or unfavorable outcome or quantify the amount or range of potential financial impact, if any. Accordingly, no adjustment has been made in the Company's accompanying financial statement for this claim.

6. **Risks and Uncertainties**

   During 2020, the World Health Organization declared COVID-19 to constitute a "Public Health Emergency of International Concern." This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus are uncertain at this time. The impact on financial markets and the overall economy, both of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be affected. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

7. Related Parties

The Company has a shared services agreement with the Parent dated January 1, 2017. Pursuant to the agreement, the Parent will provide the following services to the Company: Accounting/Finance, Operations, Tax, Human Resources, Compliance, IT assistance, Project Management, Business Development, Administrative and Secretarial. The fee for services will equal the current compensation of the Parent employees who during the year predominantly performed services for the Company. During the year ended December 31, 2020, such fees totaled $1,053,661 and are included in "Compensation and benefits" in the accompanying statement of operations.

As of December 31, 2020, the Company had a receivable of $1,783 which is included as due from parent in the statement of financial condition.

A customer of the Company is also a member of the Parent. The receivable at the year end totaled approximately $ 762,750.

8. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $551,368 which exceeded the required net capital minimum by $477,230.

9. Subsequent Events

The Company has submitted for forgiveness of its PPP loan on March 15, 2021, and given the requirements of the SBA loan program, management believes the Company has met all the criteria to have the entire loan amount forgiven.

During February 2021, the Company applied for and received a second unsecured loan (the "PPP Loan 2") in the amount of approximately $212,000 made to the Company pursuant under (the "CARES Act"), which was enacted March 27, 2020. The PPP Loan 2 may be forgiven, in part or in whole, subject to certain conditions as stipulated under the PPP. The PPP Loan 2 is being administered by First Republic Bank and bears interest at a rate of 1.0% per annum.

Management has evaluated the impact of all subsequent events on the Company and has determined that there were no additional subsequent events through the date of the issuance of the financial statement requiring recognition or disclosure in the financial statement.